Barclays PLC
One Churchill Place
London E14 5HP
United Kingdom

Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

U.S. Securities and Exchange Commission

Washington DC 20549

United States

VIA EDGAR

February 28, 2017

Re:	Barclays PLC

Barclays Bank PLC

Forms 20-F for the Fiscal Year Ended December 31, 2015

Response dated November 10, 2016

Form 6-K Filed October 27, 2016

File Nos. 001-09246 and 001-10257

Dear Ms Sullivan,

This letter responds to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 25, 2017, concerning the Form 6-K filed October 27, 2016 of Barclays PLC and Barclays Bank PLC (collectively, “Barclays”). Our responses to your comments are set out in Appendix 1 to this letter. For convenience, the comments are set forth in bold in Appendix 1.

If you have any questions relating to this letter, please contact Gerbrand Muller at Barclays, by telephone at + 44 (0) 20 3134 6348 or by email at gerbrand.muller@barclays.com, or John O’Connor at Sullivan & Cromwell LLP, by telephone at +44 (0) 20 7959 8515, by facsimile at +44 (0) 20 7959 8950 and by email at oconnorj@sullcrom.com.

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Yours sincerely,

/s/ Tushar Morzaria

Tushar Morzaria

Group Finance Director

Cc	Michael Henderson

(U.S. Securities and Exchange Commission)

George H. White

John O’Connor

(Sullivan & Cromwell LLP)

Henry Daubeney

(PricewaterhouseCoopers LLP)

Gerbrand Muller

(Barclays)

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

Form 6-K Filed October 27, 2016

Exhibit 99.1

Certain Non-IFRS Measures, page 1

1.	We note your Q3 2016 Results Announcement contains extensive non-IFRS financial measures throughout Exhibit 99.1. However, the only disclosure or labeling of the non- IFRS measures is contained on pages 1-2 of the Exhibit. Please revise future filings to more clearly highlight throughout your filings, on Form 6-K and Form 20-F, any non-IFRS measures. For example, given that many pages of the Exhibit consist entirely of non-IFRS measures, consider disclosing at the top of the page that all of the information on the page is on a non-IFRS basis.

In response to the comment, we have significantly expanded disclosure addressing non-IFRS measures in the Annual Report on Form 20-F for the year ended December 31, 2016 (the “2016 20-F”) filed on February 23, 2017. We note that we have included a detailed list of non-IFRS measures used on pages i to iv of the 2016 20-F under a prominent heading of “Certain non-IFRS measures”, as well as further discussion of non-IFRS measures on pages 191 and 212 and in the glossary on pages 449 to 464. In addition, reconciliations for these non-IFRS measures are provided on pages vi to x and 213 to 215 of the 2016 20-F.

For example, the introduction to the “Financial Review” section on pages 191 to 192 of the 2016 20-F discloses the key performance measures used by Barclays, and now also includes an introductory paragraph that highlights the use of non-IFRS performance measures and refers the reader to the detailed definitions and reconciliations of non-IFRS measures on pages i to x and 212 to 215 of the 2016 20-F.

We believe that these changes from prior practice will more clearly highlight the use of non-IFRS measures and the related reconciliations in the 2016 20-F.

2.	We note your disclosure that a reconciliation of Barclays Core results is provided on page 18. However, on page 18, you simply present the Barclays Core results, and have a footnote to the table describing how the Core results are calculated, and refer the reader to pages 10 to 14 for the three applicable IFRS 8 operating segments. Please revise future filings to present a reconciliation that shows the applicable IFRS 8 operating segments being summed together to arrive at the Core results presented.

In response to this comment, we have included reconciliations which show the relevant IFRS 8 operating segments summing to Core for each relevant period on pages vi to viii of the 2016 20-F.

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

3.	We note your discussion of basic earnings/(loss) per share excluding notable items. However, we note that you have not shown the reconciliation of this non-IFRS measure, nor disclosed in this document the number of weighted average shares outstanding in order to recalculate this non-IFRS measure. Please revise future filings to provide a reconciliation of this measure and disclose all of the necessary components of the calculation.

In response to this comment, we have provided a reconciliation to basic earnings/(loss) per share excluding notable items on page 215 of the 2016 20-F, which includes disclosure of the basic weighted average number of shares.

Performance Highlights, page 3

4.	We note that you present return on average tangible equity, average tangible shareholders’ equity, and tangible net asset value per share on page 3, but have not identified these as non-IFRS measures anywhere in the Exhibit. Additionally, on page 17 you also present return on average tangible equity excluding notable items, and have not identified it as a non-IFRS measure. Please identify these measures as non-IFRS measures and provide a reconciliation showing the calculation of each of these non-IFRS measures. Additionally, please provide the comparative IFRS measure, giving it equal or greater prominence to the non-IFRS measure, for each of these non-IFRS measures. Refer to Item 10(e)(1)(i) of Regulation S-K.

In the 2016 20-F, on pages ii to iv, we have identified average tangible equity, average tangible shareholders’ equity and tangible net asset value per share as non-IFRS measures and included cross-references to the relevant reconciliations and comparable IFRS measures on pages ix and 215 of the 2016 20-F.

We have revised our disclosure to give equal or greater prominence to comparable IFRS measures. For example, we have presented the comparative IFRS measure, return on shareholders’ equity, in the narrative and table on page 191 of the 2016 20-F prior to our disclosure of the non-IFRS measure, return on average tangible shareholders’ equity.

Return on average tangible shareholders’ equity excluding notable items is also highlighted as a non-IFRS measure on page iv of the 2016 20-F. On page 191 of the 2016 20-F, where Core return on average tangible equity excluding notable items is presented as a non-IFRS performance measure, such measure is preceded by return on equity, the comparative IFRS measure. Similarly, on pages 202, 205 and 206 of the 2016 20-F, disclosure of return on average tangible shareholders’ equity excluding notable items is preceded by disclosure of return on equity, the comparative IFRS measure.

Page 191 of the 2016 20-F, the first page of the “Financial Review” section showing key performance measures, now also includes an introductory paragraph that highlights the use of non-IFRS performance measures and refers the reader to the detailed definitions and reconciliations on pages i to x and 212 to 215 of the 2016 20-F.

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

5.	We note that you present Core and Non-Core basic earnings/(loss) per share, as well as Core and Non-Core basic earnings(loss) per share excluding notable items on pages 4, 18 and 19, but have not identified them as non-IFRS measures anywhere in the Exhibit. Please identify each of these measures as non-IFRS and provide a reconciliation of each of the non-IFRS measures.

On page ii the 2016 20-F, we have clearly identified Barclays Core measures as non-IFRS, as well as identified basic earnings/(loss) per share excluding notable items as a non-IFRS measure. Reconciliations of basic earnings/(loss) per share and basic earnings/(loss) per share excluding notable items for both Core and Non-Core are provided on page 215 of the 2016 20-F.

6.	We note that you present Core and Non-Core return on average tangible equity, as well as Core and Non-Core return on average tangible equity excluding notable items on page 4, but have not identified them as non-IFRS measures anywhere in the Exhibit. Additionally, we note you present average allocated tangible equity and period end allocated tangible equity on both a Core and Non-Core basis, but have not identified them as non-IFRS measures. Please identify each of these measures as non-IFRS measures and provide a reconciliation for each of the non-IFRS measures presented in your filing. Additionally, please provide the comparative IFRS measure, giving it equal or greater prominence to the non-IFRS measure, for each of these non-IFRS measures. Refer to Item 10(e)(1)(i) of Regulation S-K.

On pages ii to iv of the 2016 20-F, we have clearly identified return on average tangible shareholders equity, return on average tangible equity excluding notable items and average allocated tangible equity as non-IFRS measures. We provide reconciliations of return on average tangible shareholders equity, return on average tangible equity excluding notable items and average allocated tangible equity on both a Core and Non-Core basis on pages ix, 213 and 214 of the 2016 20-F. The 2016 20-F does not include period end allocated tangible equity as a non-IFRS measure.

As noted above in response to comment 4, on page 191 of the 2016 20-F, where Core return on average tangible equity excluding notable items is presented as a non-IFRS performance measure, such measure is preceded by return on equity, the comparative IFRS measure. Page 191 also now includes an introductory paragraph that highlights the use of non-IFRS performance measures and refers the reader to the detailed definitions and reconciliations on pages i to x and 212 to 215 of the 2016 20-F.

Results by Business, page 10

7.	We note that you present return on average tangible equity, average allocated tangible equity and average tangible equity excluding notable items for each of your segments on page 6, pages 10-14 and pages 20-24, but you have not identified them as non-IFRS measures anywhere in the Exhibit. Please identify each of these measures as non-IFRS and provide a reconciliation for each of the non-IFRS measures presented in your filing. Additionally, please provide the comparative IFRS measure, giving it equal or greater prominence to the non-IFRS measure, for each of these non-IFRS measures. Refer to Item 10(e)(1)(i) of Regulation S-K.

On pages iii to iv of the 2016 20-F, we have clearly identified return on average tangible shareholders’ equity, return on average allocated tangible equity and return on average tangible

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

shareholders’ equity excluding notable items as non-IFRS measures. Readers are referred to the detailed reconciliations, which are prepared on a segment basis, included on pages ix and 214 of the 2016 20-F.

The 2016 20-F also includes disclosure to give equal or greater prominence to comparative IFRS measures when disclosing these non-IFRS measures. For example, on pages 202, 205 and 206 of the 2016 20-F, disclosure of return on average tangible shareholders’ equity excluding notable items for Barclays UK and Barclays International is preceded by disclosure of return on equity for the relevant segment, the comparative IFRS measure.